Exhibit 99.1

CONTACT:	Investors:
Jay Venkateswaran
Senior VP - Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:
Mike Geczi
The Torrenzano Group
+1 (212) 681-1700, ext. 156
mgeczi@torrenzano.com
WNS (Holdings) Limited Schedules Earnings Announcement and Conference Call
for the First Quarter of Fiscal 2007
Mumbai and New York, August 17, 2006 — WNS (Holdings) Limited (NYSE: WNS ), a leading provider of offshore business process outsourcing (BPO) services, will announce results for the fiscal first quarter ended June 30, 2006, on Monday, August 21, 2006.
Following the release, WNS management will host a conference call at 8 a.m. (Eastern) to discuss the company’s performance for the quarter. To participate, callers can dial 800-295-3991 from within the U.S. or +1-617-614-3924 from any other country. Thereafter, callers need to enter the participant passcode which is 13528361.
For those who cannot participate in the call, a replay will be available on our website, www.wnsgs.com, beginning two hours after the end of the call. A transcript of the call will also be made available on our website, twenty four hours after the call.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements.

These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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